LAW OFFICES

SILVER, FREEDMAN & TAFF, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K Street, N.W., Suite 100

WASHINGTON, D.C. 20007

PHONE: (202) 295-4500

FAX: (202) 337-5502

WWW.SFTLAW.COM

April 25, 2012

Christian Windsor, Special Counsel

Financial Services Group

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	HomeTrust Bancshares, Inc. Registration Statement on Form S-1/A

File Number 333-178817

Dear Mr. Windsor:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client HomeTrust Bancshares, Inc. (the “Holding Company”), we enclose herewith for filing Pre-Effective Amendment No. Two (the “Amendment”) to the Holding Company’s Registration Statement on Form S-1 relating to the Holding Company’s proposed offering.

The Amendment responds to comments raised by the staff of the Securities and Exchange Commission in its letter dated March 27, 2012 (the “Comment Letter”). The Holding Company’s responses to the staff’s comments are numbered to correspond to the numbered comments in the Comment Letters. Page numbers referred to in the response refer to the marked copy of the Amendment provided to the staff.

The Amendment is marked to show all revisions to Amendment No. One made on March 9, 2012. In addition to the responses to the staff’s comments in bold below, these revisions include responses to the comments of the Office of the Comptroller of the Currency (“OCC”). In accordance with OCC regulations, the amount of the offering is based on an appraisal of the Holding Company post-closing.

General Comments

1.	We note your response to prior comment 15. We are working with our colleagues in the Division of Trading & Markets on issues relating to the custody and control of funds raised through syndicated community offering. We may have further comments on this process.

Response: The Holding Company notes this comment and has responded separately to the additional comments issued.

Christian Windsor

Securities and Exchange Commission

April 25, 2012

Prospectus Summary, page 1

2.	On page 30, you indicate your main banking subsidiary, HomeTrust Bank, entered into a IMCR and other agreements that, among other things, limit the Bank’s ability to enter into new executive compensation agreements without the permission of the OCC. Please tell us whether the IMCR or any other agreement will affect the implementation of the compensation plans discussed beginning on page 12, or if you have already received permission from your regulator. Please make appropriate revisions to your disclosure in the Summary and Risk Factors section.

Response: The prospectus has been revised at pages 12, 36 and 150 in response to this comment. Please note that we eliminated the stock deferred compensation plan disclosures and related prospectus from this filing as this plan amendment would require too much time to obtain the required regulatory approvals.

Management’s Discussion and Analysis, page 53

3.	Revise this section to discuss management’s view of the impact of the IMCR, and any supplemental agreements with the regulators, upon the business and results of HomeTrust Bank and HomeTrust Bancshares. In particular, please discuss all material actions that HomeTrust Bancshares and its subsidiaries have taken as a result of its agreements with any financial regulator, including the result of the capital plan. Please also address whether management believes that it is in compliance with the requirements of the IMCR or any other order or agreement. In addition, please clarify, in this section as well as in the Risk Factors and Use of Proceeds, if the funds from the offering are a necessary part of the company’s response to the IMCR.

Response: Please be supplementally advised that the IMCR and the restrictions imposed on HomeTrust Bank (the “Bank”) will have no material impact on the business and results of operations of the Bank, and that the Bank is in compliance with the IMCR as indicated on pages 30 and 61 of the prospectus at December 31, 2011, when the IMCR was issued and as of March 31, 2012. There is no other written order or agreement with its regulators imposing restrictions on the Bank other than as set forth on page 30 of the prospectus. The Bank is not required to take any material action under the IMCR, however, as stated on page 30 of the prospectus, the Bank was requested supplementally by the OCC to submit a capital plan, which was submitted on April 17, 2012. No response to this submission has been received. The capital plan indicates, as set forth in the prospectus, that the capital to be received in the offering is more than sufficient to continue satisfaction of the requirements of the IMCR. In the event the offering is not consummated, the capital plan indicates the Bank may reduce assets if required to maintain compliance with the IMCR. The other disclosed restrictions on the Bank related to the Bank obtaining prior regulatory approval of certain actions; none of which are contemplated at this time other than the submission of the compensation plans for which additional disclosure has been added in response to comment no. 2 above or with respect to the payment of cash dividends to the Holding Company as previously disclosed in the prospectus.

Christian Windsor

Securities and Exchange Commission

April 25, 2012

The offering was commenced prior to the imposition of the IMCR and the Bank is already in compliance with the IMCR. Accordingly, the offering is not a necessary part of the Bank’s response to the IMCR.

Based on the foregoing, the Holding Company submits that no further disclosure is required.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-27

4.	We note your response to prior comment 21 in our letter dated January 25, 2012. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21-23 of ASC 740-10-30). Furthermore, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Based on the information provided it would appear that you are placing a significant amount of reliance on your expectations regarding future taxable income, but it is unclear to us how you have determined whether your projections of taxable income are objectively verifiable given your recent earnings history and the uncertainty around the current economic and regulatory environment (e.g. we reference the recently entered into regulatory IMCR). Given the above, provide us with a more robust analysis which clearly identifies both the positive and negative evidence considered and the weight given to each piece of evidence. In regards to any projections and assumptions of taxable income utilized, provide us with specific evidence to support both your projections of taxable income and as well as the related assumptions (such as, the number of years used in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates, and revenue and expense growth rates) utilized.

Response: Current U.S. GAAP allows recognition of deferred tax assets when evidence indicates that it is more likely than not that the assets will be realized. Generally, this means a greater than 50% likelihood of realization. Therefore, the certainty of the realization does not have to reach the level of probable. In the below analysis, a significance factor is given to the positive and negative evidence. The Bank used these factors in concluding that the realization of its deferred tax asset is more likely than not.

Negative evidence regarding the future realization of deferred tax assets included:

(1)	Recent Loss History — Significance – High — the Bank has experienced a cumulative pre-tax loss when considering operating results for the past three years, including:

•

a pretax loss of $28.0 million for the year ended June 30, 2011 due to a $42.8 million provision for loan losses as well as a $3.8 million one-time loss from a FHLB advance prepayment penalty and a $4.5 million check kiting loss; and

Christian Windsor

Securities and Exchange Commission

April 25, 2012

•

$34.4 million in net loan chargeoffs for the year ended June 30, 2011, the highest in the Bank’s history. Net chargeoffs for the six months ended December 31, 2011 were $22.5 million, $15.0 million of which related to loans for which specific reserves had been previously recorded as of June 30, 2011.

Higher levels of provision expense were the primary cause of the recent loss experience. As discussed in detail in the prospectus, the Bank’s local markets were negatively impacted by the recent recession, causing significant declines in real estate values that led to the need for the charge-offs and provisions (see “Business of HomeTrust Bank – Market Areas”). As discussed in more detail below, the Bank believes that its current loan portfolio and credit quality trends indicate that most of the losses resulting from this recession have been identified. Therefore, the Bank projects that the level of credit losses will not continue at the same rate as they did in fiscal years 2010 and 2011.

(2)	Individual Minimum Capital Requirement — Significance — Low — the Bank voluntarily entered into an Individual Minimum Capital Requirement (“IMCR”) with the OCC on February 16, 2012. The IMCR issued by the OCC established higher regulatory capital requirements for the Bank. The IMCR requires the Bank to maintain a 7.5% Tier 1 Leverage ratio, and an 11.5% Total Risk Based Capital ratio. The Bank was in compliance with these requirements at December 31, 2011 and will be significantly in excess of these requirements upon completion of the offering. The IMCR did not impose any other restrictions or requirements on the Bank or limit its operations.

The positive evidence that led the Bank to conclude that the income tax benefits of the Bank’s deferred tax assets would be realized included:

(1)	Historical Earnings History — Significance – Low — the Bank has a long sustained history (more than twenty consecutive years) of generating taxable income and realizing the income tax benefits of its deferred tax assets and income tax credits;

(2)	History of Utilizing Net Operating Losses — Significance – Moderate — the Bank has no prior history of generating loss carry forwards or of expiration of loss carry forwards. Taxable losses generated in fiscal 2010 were carried back to prior years, to realize approximately $4.3 million of the deferred tax asset at June 30, 2010;

(3)	Well Capitalized Status — Significance – Moderate — the Bank is considered to be “well capitalized” under regulatory definitions, and is already in full compliance with the IMCR, allowing management sufficient resources to continue to manage through the current economic conditions and continue with the recent return to profitability;

(4)

Substantial Reduction in Risk Profile of Loan Portfolio and Reduction in Expected Future Charge-offs — Significance – Moderate/High — the Bank’s management believes that, based on certain improving credit quality indicators, the credit quality issues that gave rise to the net operating loss carry forward and deferred tax asset related to the loan loss allowance were to a large extent limited

Christian Windsor

Securities and Exchange Commission

April 25, 2012

to fiscal 2010 and fiscal 2011. Additional loan loss provisions are expected to decline in 2012 and 2013 from these elevated levels as the economy stabilizes and the Bank’s risk profile continues to be reduced. Specifically, the Bank has reduced its higher risk commercial construction and development loan portfolio by 68% from $179.3 million at June 30, 2008 to $57.3 million at December 31, 2011, which is net of $23.3 million in partial charge-offs, or 28.9% of the contractual principle balance. This portfolio accounted for 45.0% of all loan chargeoffs over the past three and one-half years. Further, the consumer construction and land/lot loan portfolio decreased by 33.5% from $90.9 million at June 30, 2008 to $60.5 million at December 31, 2011. This portfolio accounted for 10.2% of all net loan charge-offs over the past three and one-half years. The remaining $60.5 million is net of partial charge-offs of $4.0 million or 6.2% of the contractual principal balances. Lastly, the Bank’s overall credit risk has been reduced by the growth in its one-to four-family loan portfolio. The growth in the Bank’s one-to four-family loan portfolio was primarily through the origination of 10 year fixed rate loans consisting mostly of the refinance of owner-occupied residences. These loans are made to customers in its market area and have an extremely low risk profile, with average balances of $100,000, average loan to value ratios of 50%, and borrowers with generally higher credit scores. Given their shorter maturities, these loans pay down quicker as well, further adding strength to their low credit risk profile;

(5)	Pre-tax Income in Recent Periods — Significance – Moderate — the Bank had pretax income for the six months ended December 31, 2011 of nearly $1.0 million and management is projecting significant pretax income for the years ended June 30, 2012 through June 30, 2017 as shown on the attached projections set forth in Exhibit A;

(6)	Deferred Compensation Reversal Over Extended Period — Significance – Low — the deferred compensation deferred tax asset will reverse as those plans are paid, which generally will be at least over twenty years or more based on the retirement dates of the individuals in the plans;

(7)	Tax Planning Strategy – Municipal Lease Portfolio — Significance – Low — the Bank could sell its tax-free municipal lease portfolio which would generate a taxable gain as well as provide over $100 million to reinvest into taxable investments; in doing so, the Bank would convert substantial tax-free income into taxable income; and

(8)	Conservative Earnings Projections — Significance – Moderate — Our projections do not assume significant changes in our margin, levels of non-interest income, or significant reductions of non-interest expense. See Exhibit A for the detail of our future projections.

Christian Windsor

Securities and Exchange Commission

April 25, 2012

The following is a detailed discussion of how the significance factors above were assigned in our analysis.

Negative evidence:

(1)	Recent loss history. ASC 740.10.30 indicates that cumulative losses in recent years is considered to be significant negative evidence. Therefore, this single factor is the most significant in our analysis. As discussed above, Bank management believes that the level of significant loan loss provisions and charge-offs that led to the recent losses will not continue. Although current charge-offs through the six-months ended December 31, 2011 are $22.5 million, approximately $15.0 million of these related to specific reserves that were previously recorded as of June 30, 2011 (See Exhibit B for charge-off detail). Charge-offs originating from loans that were not specifically reserved as of June 30, 2011 were approximately $7.5 million through the six months ended December 31, 2011. This rate of loss is significantly lower than in prior years, and supports other positive credit quality trends, as discussed below.

(2)	IMCR. The capital requirements imposed by the IMCR are not restrictive. The attached historical information set forth in Exhibit A indicates that the Bank has traditionally operated at capital levels well in excess of the minimums imposed by the IMCR. This provides evidence that the proposed levels of income are achievable at the capital levels imposed by the IMCR. Further, Exhibit A also illustrates the potential impact of the offering on projected capital levels. This illustration shows that capital levels would be significantly enhanced upon completion of the offering, and will continue to be well above the minimums established by the IMCR.

Positive Evidence:

(1)	History of Earnings. Exhibit A sets forth historical earnings from 2004 through the current period. Although not presented, the previous 10 years before 2004 resulted in positive earnings; every year since then except for fiscal 2010 and 2011 also reflected positive pre-tax earnings. While prior results are not necessarily indicative of future performance, Bank management believes that this strong earnings history provides relevant evidence in that it demonstrates the Bank’s ability to operate profitably. It provides important evidence of the Bank’s history of generating taxable income and utilizing deferred tax assets generated in its business.

(2)	Utilization of net operating loss carryforwards. Exhibit A shows that prior to fiscal 2010, the Bank was profitable and generated taxable income. In fiscal 2010, all the net operating losses (“NOLs”) generated (for federal tax purposes) were carried back to prior years. In fiscal 2011, a portion of the NOLs were carried back to reclaim taxes previously paid. Although the Bank is dependent on future earnings to utilize remaining NOLs, those NOLs have a 20 year carry-forward period, which gives the Bank a significant amount of time to utilize them. As discussed below under the caption “Timing of Deferred Tax Asset Reversals”, Bank management expects to utilize the NOLs within a shorter period of time. Based on the foregoing, Bank management considered this to be of moderate significance, in light of the significant period of time in the future available to generate earnings to utilize the deferred tax assets.

(3)

The Bank is considered to be well-capitalized as defined by regulatory standards and is in compliance with the IMCR. As discussed above in positive evidence item (2), the Bank has 20 years (or longer) to recognize the benefits from the deferred tax assets recorded. An important consideration is whether or not the Bank will continue to operate and generate positive earnings during those periods. Given the fact that the Bank continues to be classified as well capitalized despite the significant losses in recent years, Bank management believes that this is

Christian Windsor

Securities and Exchange Commission

April 25, 2012

strong evidence as to the Bank’s ability to continue as a going concern for the foreseeable future. Although not considered in the analysis at June 30, 2011, upon completion the offering will only significantly strengthen this already strong capital position. Given that the ability of the Bank to generate future earnings is largely dependent on the Bank’s ability to absorb the future losses, Bank management believes the continuing well-capitalized status of the Bank (before consideration of any capital raised in the offering), is moderate positive evidence.

(4)	Substantial Reduction in Risk Profile of Loan Portfolio. The most important assumption in the Bank’s projection of future earnings is the reduction of credit-related losses. As discussed in this document and supported by the attached exhibits, this significant assumption is objectively verifiable due to the substantially reduced risk profile of the loan portfolio and reduced level of current charge-offs. Several factors were considered when preparing the projections. First, charge-offs over the past three and one-half years were reviewed to see which loan portfolios experienced the most significant losses. This review indicated that two particular loan portfolios, construction and land/lots and construction and development, accounted for over half of the Bank’s charge-offs (See attached Exhibit C). In addition to the overall decline in the balance of these portfolios, the level of classified assets (substandard, doubtful and loss categories) and past due loans are at much more manageable levels as of December 31, 2011 as compared to prior periods reflecting the improvement in our market areas as indicated in the prospectus under the caption “Business of HomeTrust Bank-Market Areas”. The improvement in these portfolios, which experienced the most severe deterioration during the recession, is considered moderate/high positive evidence, as it supports the Bank’s forecasted projections of a return to profitability.

(5)	Pre-Tax Income for the six months ended December 31, 2011. During the six months ended December 31, 2011 the Bank generated nearly $1 million in pre-tax earnings. Improved earnings were driven by improving margins and reduced provisions for loan losses. As discussed above, improving trends in the Bank’s credit quality resulted in a lower level of provision for loan losses needed to maintain an adequate level of allowance for loan losses. In this regard, please note that the Bank’s allowance for loan losses was $36.8 million or 2.86% of loans as of December 31, 2011. The allowance remains at an elevated level compared to our historical amount due to the Bank’s recent charge-off history from the real estate and economic downturn. The Bank believes it can reasonably anticipate and project that these elevated levels will continue to be reduced as non-performing and classified loans return to more historically normal levels. Improvements in margin were due primarily to continued emphasis on the liability side of the balance sheet to restructure borrowing costs and reduce deposit costs given the current interest rate environment. These earnings exceeded the Bank’s original fiscal year 2012 budget, and provide positive evidence as to the achievement of projected earnings in future years.

(6)	Deferred compensation reversal over extended period of time. At December 31, 2011, approximately $17 million of the Bank’s deferred tax asset related to its deferred compensation plans for executives and directors. These plans call for payment of benefits over 20 or more years to the participants. Therefore, this particular piece of the deferred tax asset is expected to reverse over time, and is neither expected to reverse in the near term nor negatively impact taxable income in any single period.

Christian Windsor

Securities and Exchange Commission

April 25, 2012

(7)	Sale of the Municipal Lease portfolio. The Bank currently generates non-taxable income from its municipal lease portfolio. If the Bank believed that any deferred tax items were in danger of expiring unused, this portfolio could be sold and re-deployed into taxable investments. The conversion of this portfolio to a taxable portfolio of investments or loans would have the impact of converting substantial tax free income to taxable income. and the rate of utilization of deferred tax assets. The Bank believes this is a feasible tax planning strategy as contemplated by ASC section 740, in that it is (a) prudent and feasible (this portfolio has had no losses and generates a coupon yield of approximately 5%, both factors would indicate that a buyer would be interested in purchasing it significantly above par in the current rate environment); and (b) the Bank would not normally undertake this action. This portfolio has been useful in managing the Bank’s effective tax rate, and since significant amounts of taxable income are expected to be generated in the future, the Bank would not normally consider the sale of the portfolio. As the Bank does not currently anticipate any of its deferred tax assets expiring unused, the Bank gave this a low significance in its analysis.

(8)	Conservative earnings projections. The Bank’s future projections of income are very reasonable, and are very achievable given its earnings history as indicated by its historical operating results. The only significant projected change as indicated on Exhibit A is a return to a more normalized level of historical credit loss over the next three to five years. Further, the projections do not include any income arising from the receipt of capital from the offering, the result of which would be to increase and enhance taxable earnings. To objectively evaluate the Bank’s ability to budget earnings, the Bank analyzed its budget to actual results for pre-tax, pre-provision earnings from 2009 through 2011, as set forth on Exhibit D. The use of a pre-tax, pre-provision measure is relevant in that it excludes the impact of the mergers and credit losses. The analysis in Exhibit D indicates that the Bank exceeded its budgeted projections of pre-tax, pre-provision earnings in the past three years. Therefore, Bank management believes that the Bank’s current projections and budgets are conservative and achievable. Given that projections represent budgeted results that were achieved in the past, and the evidence to support the projected reduction in credit losses, the Bank believes this provides moderate positive evidence.

In summary, the Bank’s analysis generated the following results:

Negative Evidence:

•	High significance evidence – 1

•	Moderate/High evidence – 0

•	Moderate significance evidence – 0

•	Low significance evidence – 1

Positive Evidence:

•	High significance evidence – 0

•	Moderate/high evidence – 1

•	Moderate significance evidence – 4

•	Low significance evidence – 3

Christian Windsor

Securities and Exchange Commission

April 25, 2012

We have amended pages 75-76 of the prospectus to summarize the positive and negative factors considered by the Bank.

Timing of Deferred Tax Asset Reversals

The three largest components of the Bank’s deferred tax asset are the allowance for loan losses ($13.9 million), deferred compensation benefits ($17.0 million), and the net operating loss carry-forward ($15.5 million). These items make up 95.5% of the $48.6 million in deferred tax assets as of December 31, 2011. When considering the ability to utilize deferred tax assets, some consideration should be given to whether or not the timing differences are expected to reverse immediately, or in the future, and what impact that might have on the realization of the assets. In the following paragraphs, the Bank discusses the most significant portions of the deferred tax assets, and the estimated timing of their reversal (i.e., when the Bank expects that they will result in deductions on a tax return).

The Bank’s allowance for loan losses continues to be elevated due to the economic downturn. At December 31, 2011, the Bank’s allowance to total loans was 2.86%. The Bank’s allowance to total loans averaged around 1.10% before fiscal year 2009. As the economy and the Bank’s charge offs begin to improve and normalize, the allowance for loan losses as a percent of total loans should decrease. The deferred tax asset will reverse as the Bank recognizes charge-offs and does not replace the reserve relieved as a result of the charge-off. Over the next 3-5 years, the Bank estimates that one-half of the allowance will be used to absorb charge-offs with the corresponding deferred tax asset amount ($7.0 million) reversing over that period of time. The remaining allowance and the related deferred tax asset will continue to be carried as a temporary difference.

Deferred tax asset’s related to deferred compensation benefits will reverse as those plan benefits are paid to the participants. These are primarily based on the retirement date of each individual director or officer and range from the current year to ten years. Generally, these are projected to payout primarily over the next five to ten years, with a smaller amount paying out over a twenty year period.

The NOLs will reverse as taxable income is created. Based on the Bank’s projections, taxable income will accelerate in fiscal year 2014 so that the NOL will begin to reverse in 2014 with full reversal occurring between 2018 and 2022 (6-10 years), although the Bank’s management expects due to its relatively conservative assumptions, full reversal may come at the lower end of the range.

These reversal estimates do not take into account the potential effects of the stock conversion. This should add to taxable income as the proceeds from the conversion can be invested in interest-earning assets. This would shorten the period in which the NOL carry-forwards would be expected to be utilized.

In summary, the Bank does not expect immediate reversal of the deferred tax assets, but rather a gradual reversal over time, allowing the Bank the ability to generate taxable income to utilize the deferred tax asset.

Christian Windsor

Securities and Exchange Commission

April 25, 2012

Conclusion:

We submit that the positive evidence in the aggregate, including objectively verifiable evidence related to the substantially reduced risk profile of the loan portfolio, supports the Bank’s conclusion that it is more likely than not that it will be able to recognize its deferred tax assets. Primarily, the Bank’s historical ability to generate earnings, its well capitalized status, the Bank’s ongoing compliance with the IMCR and achievable projections of future earnings on a timely basis support the Bank’s conclusion that there is more positive evidence than negative regarding the utilization of its deferred tax asset and accordingly, no additional valuation allowance is required.

Further, the proceeds received from the offering is expected to increase taxable income recognized in future periods, and to strengthen the Bank’s capital ratios. While the above analysis excludes the impact of the offering and in and of itself supports a conclusion of no additional valuation allowance, the additional capital received in the offering would have only a positive impact on the analysis. Accordingly, no change to the financial statements is believed necessary or appropriate in response to this comment.

* * * * *

We will provide requests from the Holding Company and from Keefe, Bruyette & Woods for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them. Additionally, in response to the staff’s request, the Holding Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Holding Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any questions or comments with respect to these responses to comments, please call the undersigned at (202) 295-4513 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

/s/ Dave M. Muchnikoff
Dave M. Muchnikoff

EXHIBIT A

HOMETRUST BANK INCOME PROJECTIONS	Confidential Treatment requested by Silver, Freedman & Taff - Code Number 000101

									3 months (quarterly)
	Historical - year ended								Projected	Actual	Projected	Actual	Projected	Actual	Projected	Projected - year ended
	6/30/2004	6/30/2005	6/30/2006	6/30/2007	6/30/2008	6/30/2009	6/30/2010	6/30/2011	9/30/2011	9/30/2011	12/31/2011	12/31/2011	3/31/2012	3/31/2012	6/30/2012	6/30/2012(1)	6/30/2013(1)	6/30/2014(1)	6/30/2015(1)	6/30/2016(1)	6/30/2017(1)
Interest income	35,378	42,879	49,835	62,647	76,148	75,818	71,300	72,087		17,208		17,247		16,648
Interest expense	11,898	15,774	20,048	30,032	38,994	33,637	25,617	20,529		3,380		3,128		2,741

Net interest income	23,480	27,105	29,787	32,615	37,154	42,181	45,683	51,558		13,828		14,119		13,907
Provision for loan losses	—	560	2,350	2,130	3,315	15,000	38,600	42,800		5,300		3,800		4,500

Net interest income after provi sion	23,480	26,545	27,437	30,485	33,839	27,181	7,083	8,758		8,528		10,319		9,407

Noninterest income	7,898	11,036	10,035	7,707	6,798	5,054	24,348	8,983		1,288		452		3,198
Non interest expe nse	20,513	28,372	26,712	25,405	28,801	30,013	41,967	45,741		9,647		10,010		10,888

Income before taxes	10,865	9,209	10,760	12,787	11,836	2,222	(10,536)	(28,000)		169		761		1,717
Income taxes (ben efit)	1,360	1,185	1,250	2,190	700	(1,224)	(17,577)	(13,263)		(114)		(83)		(299)

Net income	9,505	8,024	9,510	10,597	11,136	3,446	7,041	(14,737)		283		844		2,016

Three-year cumulative pre tax income (loss)			30,834	32,756	35,383	26,845	3,522	(36,314)
Pre-Tax, Pre-Provision	10,865	9,769	13,110	14,917	15,151	17,222	28,064	14,800
Tier 1 Lever age Ratio (w/o capital raise)	10.92	12.14	12.65	11.38	10.33	9.39	9.35	8.24
Total Risk Based Capital Ratio (w/o capital raise)	14.57	16.09	15.67	13.83	12.50	12.31	13.71	12.45
Projected consolidated leverage ratio (with capital raise based on Midpoint of $160 million)
Projected consolidated total risk based capital (with capital raise based on Midpoint of $160 million)
GAAP Capital/Assets (Holding Company consolidated with capital raise based on Midpoint of $160 million)
IMCR - Leverage Ratio	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%						7.50%
IMCR - Total Risk Based Capital	11.50%	11.50%	11.50%	11.50%	11.50%	11.50%	11.50%	11.50%						11.50%
Estimated Growth Rate - Assets
Average Interest-earning Assets						1,368,148	1,478,583	1,565,407		1,524,547		1,482,091		1,449,925
Average Interest-bearing Liabilities						1,204,441	1,285,073	1,385,221		1,342,752		1,294,010		1,278,069
Net Interest Margin Histo rical						3.32%	3.33%	3.52%		3.86%		4.04%		4.09%

Noninterest income growth rate including the impact of the reduction in OREO related items. (2)

Portion of the noninterest income growth rate that relates to the reduction in OREO related items. (2)

Noninterest income growth rate without the impact of the reduction in OREO related items. (2)

Noninterest expense growth rate

(1)	Projections do not assume that the proposed capital raise occurs
(2)	Seemingly large growth rates in years 2013 - 2015 are a result of realizing lower OREO write-downs and lower losses from property sales. Large increases in noninterest income are not part of the forecast.

EXHIBIT B

HomeTrust Bank Loss History 2004 - 2012

Net (Charge Offs)									Nine months	8 3/4 years	3 3/4 years
Recoveries	6/30/2004	6/30/2005	6/30/2006	6/30/2007	6/30/2008	6/30/2009	6/30/2010	6/30/2011	3/31/2012	Total	Total	% of total
1-4 family	(13)	(31)	82	(138)	(70)	(158)	(8,294)	(3,383)	(7,991)	(19,995)	(19,826)	22.7%
Home equity	(8)	—	(35)	(10)	(7)	(406)	(1,473)	(712)	(2,488)	(5,139)	(5,079)	5.8%
Construction and land/lots	—	—	—	—	—	(236)	(3,275)	(2,509)	(2,702)	(8,722)	(8,722)	10.0%
Consumer	(5)	(23)	(117)	(85)	(3)	(28)	(44)	(10)	(78)	(393)	(160)	0.2%
Commercial real estate	—	(264)	1	6	—	(1,398)	(4,965)	(6,155)	(2,205)	(14,980)	(14,723)	16.8%
Construction and development	—	—	—	—	—	(1,345)	(3,574)	(21,581)	(11,991)	(38,491)	(38,491)	44.0%
Commercial and industrial	—	(68)	(283)	—	16	(55)	(258)	(23)	(164)	(834)	(500)	0.6%
Municipal leases	—	—	—	—	—	—	—	—	—	—	—	0.0%

Totals	(26)	(386)	(351)	(227)	(64)	(3,626)	(21,883)	(34,373)	(27,619)	(88,555)	(87,501)

Less charge-offs against specific reserves setup in prior years	—	—	—	—	—	—	—	—	16,695
Current year charge-offs	(26)	(386)	(351)	(227)	(64)	(3,626)	(21,883)	(34,373)	(10,924)

									Nine months
Average Loan Balances	6/30/2004	6/30/2005	6/30/2006	6/30/2007	6/30/2008	6/30/2009	6/30/2010	6/30/2011	3/31/2012
1-4 family	248,743	259,302	332,362	322,426	381,170	409,572	458,387	509,996	457,957
Home equity	72,341	98,839	105,362	103,017	121,851	141,289	154,488	156,885	154,189
Construction and land/lots				70,555	86,045	85,428	79,476	73,603	61,709
Consumer	2,857	2,221	3,942	3,284	2,826	2,806	3,244	4,017	4,205
Commercial real estate	109,575	122,025	153,933	134,430	204,367	260,622	273,874	269,861	256,054
Construction and development				98,759	155,933	172,071	145,926	103,256	73,045
Commercial and industrial	11,819	13,445	21,004	105,507	20,949	23,658	22,137	19,684	17,630
Municipal leases	90,964	95,069	99,634	18,041	108,726	111,977	118,570	123,010	121,934

Totals	536,298	590,901	716,236	856,019	1,081,866	1,207,421	1,256,101	1,260,311	1,146,723

												3 3/4 years
Chargeoff as a % of Avg Loans									Nine months	8 3/4 years	3 3/4 years	Annual Average
	6/30/2004	6/30/2005	6/30/2006	6/30/2007	6/30/2008	6/30/2009	6/30/2010	6/30/2011	3/31/2012	Total	Total
1-4 family	-0.01%	-0.01%	0.02%	-0.04%	-0.02%	-0.04%	-1.81%	-0.66%	-1.74%	-4.31%	-4.26%	-1.06%
Home equity	-0.01%	0.00%	-0.03%	-0.01%	-0.01%	-0.29%	-0.95%	-0.45%	-1.61%	-3.37%	-3.31%	-0.83%
Construction and land/lots						-0.28%	-4.12%	-3.41%	-4.38%	-12.18%	-12.18%	-3.05%
Consumer	-0.16%	-1.06%	-2.97%	-2.59%	-0.11%	-1.00%	-1.36%	-0.25%	-1.85%	-11.34%	-4.46%	-1.12%
Commercial real estate	0.00%	-0.22%	0.00%	0.00%	0.00%	-0.54%	-1.81%	-2.28%	-0.86%	-5.70%	-5.49%	-1.37%
Construction and development						-0.78%	-2.45%	-20.90%	-16.42%	-40.55%	-40.55%	-10.14%
Commercial and industrial	0.00%	-0.51%	-1.35%	0.00%	0.08%	-0.23%	-1.17%	-0.12%	-0.93%	-4.22%	-2.45%	-0.61%
Municipal leases	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Average for year	0.00%	-0.07%	-0.05%	-0.03%	-0.01%	-0.30%	-1.74%	-2.73%	-2.41%	-7.33%	-7.18%	-1.79%

Note : The information above has been updated to include the quarter ending March 31, 2012.

EXHIBIT C
HOMETRUST BANK
CHANGE IN LOAN PORTFOLIO RISK PROFILE

	6/30/2008 $	% of Portfolio	3/31/2012 $	% of Portfolio	Change from 6/30/08		Substandard Doubtful or Loss at 3/31/12		Past Due at 3/31/12
					%	$	$	%	$	%
1-4 family	411,833	34.5%	623,961	49.5%	212,128	51.5%	57,451	9.2%	27,988	4.5%
Home equity	130,652	11.0%	145,937	11.6%	15,285	11.7%	6,270	4.3%	3,166	2.2%
Construction and land/lots	90,911	7.6%	58,681	4.7%	(32,230)	-35.5%	4,592	7.8%	2,571	4.4%
Consumer	2,892	0.2%	3,930	0.3%	1,038	35.9%	348	8.9%	75	1.9%
Commercial real estate	243,768	20.4%	247,361	19.6%	3,593	1.5%	30,196	12.2%	12,448	5.0%
Construction and development	179,344	15.0%	46,760	3.7%	(132,584)	-73.9%	17,936	38.4%	9,277	19.8%
Commercial and industrial	23,159	1.9%	15,294	1.2%	(7,865)	-34.0%	3,533	23.1%	284	1.9%
Municipal leases	109,912	9.2%	119,035	9.4%	9,123	8.3%	1,444	1.2%	—	0.0%

Total	1,192,471	100.0%	1,260,959	100.0%	68,488	5.7%	121,770	9.7%	55,809	4.4%

	Total chargeoffs since 6/30/08	Net chargeoffs as a % of 6/30/08 balances	% of total Charge offs since 2008
1-4 family	19,826	4.8%	22.7%
Home equity	5,079	3.9%	5.8%
Construction and land/lots	8,722	9.6%	10.0%
Consumer	160	5.5%	0.2%
Commercial real estate	14,723	6.0%	16.8%
Construction and development	38,491	21.5%	44.0%
Commercial and industrial	500	2.2%	0.6%
Municipal leases	—	0.0%	0.0%

Total	87,501	7.3%

Note : The information above has been updated to include the quarter ending March 31, 2012.

EXHIBIT D
HOMETRUST BANK HISTORICAL BUDGET ANALYSIS	Confidential Treatment requested by Silver, Freedman & Taff - Code Number 000101

	Actual	Less: Business Combination items	Less: other nonrecurring	Adjusted Actual	Budget	Variance	%
Nine months ending March 31, 2012
Net interest income	41,854			41,854
Noninterest income	4,938		(1,228)	3,710
Noninterest expense	30,545			30,545

Pretax income excluding provision	16,247	—	(1,228)	15,019
Provision for loan losses	13,600			13,600

2011
Net interest income	51,558	(1,776)		49,782
Noninterest income	9,370	(6,063)	3,993	7,300
Noninterest expense	45,741	(4,519)	(4,500)	36,722

Pretax income excluding provision	15,187	(3,320)	8,493	20,360
Provision for loan losses	42,800			42,800

2010
Net interest income	45,598	(2,000)		43,598
Noninterest income	24,349	(17,441)		6,908
Noninterest expense	41,882	(9,922)		31,960

Pretax income excluding provision	28,065	(9,519)	—	18,546
Provision for loan losses	38,600			38,600

2009
Net interest income	42,181			42,181
Noninterest income	5,054		1,630	6,684
Noninterest expense	29,435		1,400	30,835

Pretax income excluding provision	17,800	—	230	18,030
Provision for loan losses	15,000			15,000